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                             February 14, 2024

       Matias Goldenhorn
       Chief Executive Officer and Director
       Athena Bitcoin Global
       800 NW 7th Avenue
       Miami, Florida 33136

                                                        Re: Athena Bitcoin
Global
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed January 12,
2024
                                                            File No. 333-262629

       Dear Matias Goldenhorn:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       General

   1. We note your revisions in response to prior comment 5 and reissue in part. Please update your gatefold to
clarify that customers can no longer transact in crypto assets other than
                                                        Bitcoin at your ATMs.
   2. Please update your industry and market data based on the most recently available publications. For
example, we note the data at the bottom of page 2 is presented as of
                                                        2018.
       Glossary of Bitcoin and Crypto Terms, page iii

   3. The glossary section defines "Crypto Asset or Digital Asset" as follows: "Bitcoin and alternative digital
forms of money, or    altcoins   , launched after the success of
 Matias Goldenhorn
FirstName LastNameMatias  Goldenhorn
Athena Bitcoin Global
Comapany14,
February   NameAthena
            2024      Bitcoin Global
February
Page 2 14, 2024 Page 2
FirstName LastName
         Bitcoin...This term is inclusive of Ethereum, Litecoin, Tether, and Bitcoin Cash, but not
         securities..." (emphasis added). Please revise this definition in light of the fact that the
         Commission has identified numerous crypto assets as securities. Risk Factors
Bankruptcies of major crypto asset market participants have impacted the broader crypto economy..., page 18

4. We note your added risk factor disclosure on page 18 in response to comment 1. Please further revise to specifically address whether you have experienced any change in transaction volume in the period following the FTX bankruptcy and related market disruptions.
Crypto assets and funds that the Company holds on Bitcoin exchanges could be lost..., page 23

5. Please revise to identify the crypto asset exchanges on which you hold crypto assets and funds from time to time, as your disclosure references.
We are subject to an extensive and rapidly evolving regulatory environment..., page 33

6. We note your disclosure that as of the prospectus date, you do not transact in any crypto assets except Bitcoin, Ethereum, Tether, Litecoin, and BCH and that you will update the prospectus if you decide to transact in other crypto assets. Please revise to address the following points:
             Describe in greater detail your process for analyzing whether a particular crypto asset that you intend to transact in is a "security" within the meaning of Section 2(a)(1) of the Securities Act;
             Disclose whether and how the recent completion of Ethereum   s
transition to Proof-
              of-Stake consensus has impacted your analysis, if any, of whether a particular crypto
              asset that you transact in is a    security    within the meaning
of Section 2(a)(1) of the
              Securities Act; and
             Revise this risk factor to clarify that your risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a
security    does not
              constitute a legal determination binding on regulators or the courts and does not preclude legal or regulatory action.
7. We note your risk factor disclosure that the legal test for determining whether a particular
         crypto asset is a security    evolves over time    and that the    SEC
  s views in this area have
         evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC
         and its staff.    Please remove these statements as the legal tests
are well-established by
         U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
 Matias Goldenhorn
Athena Bitcoin Global
February 14, 2024
Page 3
8.       We note your risk factor disclosure that:
                The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security;
                Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities
(in their current form);
                Bitcoin and Ethereum are the only crypto assets as to which senior officials at the
            SEC have publicly expressed such a view;    and
                With respect to all other crypto assets, there is currently no certainty under the
            applicable legal test that such assets are not securities   .

         Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the reference to public statements about
         Ether in its current form are inaccurate, the legal tests are well-established by U.S.
         Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
The Business
Athena Bitcoin ATM, page 86

9. We note your disclosure on page 87 that your hot wallets are maintained by the company's staff. Please revise to briefly describe any third-party custodial services you utilize for your hot wallets.
Suppliers of our ATMs, page 88

10. Please revise to disclose the material terms of any agreements entered into between you and Bitaccess, Inc. regarding its supply of ATMs for your white label service in El
         Salvador.
Competition, page 93

11. Please provide a clear citation to any reports and industry analysis that you cite (e.g., from
         Grand View Research, Bitrefill, etc.), including where such information can be found.
Federal Regulation, page 96

12. We note your disclosure that FinCEN has "primary authority over dealers in crypto assets." Please revise this sentence to state that you are subject to regulation by FinCEN but to remove the suggestion that FinCEN has primary authority over dealers in crypto assets. In addition, please note in this section that the CFTC has broad enforcement
FirstName LastNameMatias Goldenhorn
       authority to police market manipulation and fraud in spot commodity markets, including
Comapany    NameAthena
       the spot            Bitcoinand
                crypto markets,    Global
                                      that the Commission has authority over
intermediaries
       transacting
February  14, 2024 in crypto
                    Page 3 assets, to the extent those crypto assets are securities.
FirstName LastName
 Matias Goldenhorn
FirstName LastNameMatias  Goldenhorn
Athena Bitcoin Global
Comapany14,
February   NameAthena
            2024      Bitcoin Global
February
Page 4 14, 2024 Page 4
FirstName LastName
Legal Proceedings, page 99

13. We note your disclosure of the legal proceeding with Arley Lozano-Jaramillo. Please revise your next amendment to include the disclosure requirements under ASC 450-20-50 in the footnotes to the financial statements related to this contingency, and any material unrecognized contingencies as of the balance sheet date or arising after the balance sheet date.
Executive Compensation, page 113

14. Please update your disclosure in this section to include information regarding the 2023 fiscal year. Refer to Item 402 of Regulation S-K.
Notes to Unaudited Condensed Consolidated Financial Statements
5. Crypto Assets Held, page F-21

15. In your rollforward of crypto assets held for the nine months ended September 30, 2023, you disclose no impairments. However, you disclose impairments of Other crypto assets of $75,000 for the three months ended September 30, 2023. Please explain to us the circumstances of the impairment, which crypto asset was impaired, and why the impairment would not be included in your year-to-date disclosure. Notes to Consolidated Financial Statements
1. Nature of Business and Summary of Significant Accounting Policies
Revenue Recognition - White-label Service, page F-43

16. Refer to your response to prior comment 28. Regarding your fixed fee for operating the
         ATM included in your White-label services, please respond to the following:
             Clarify the statement in your response that, "The Company generally charges a fixed fee for installation and a fixed fee each month for operating the ATMs," specifying why you used the word "generally" and any instances where a fixed fee was not charged;
             Confirm for us if separately priced services can be provided by third parties;
             Quantify the amount of revenue recognized for these separately priced services in each period presented in your financial statements; and It appears that you are recognizing variable transaction fees when services are
             performed. Tell us how you considered the guidance in ASC 606-10-32-5 through 9 and 11 through 12 concerning your valuation method for variable consideration included in your contract.
Crypto Assets Held, page F-47

17. We acknowledge your response to prior comment 32. You state that your principal market(s) are the largest crypto exchanges, but you determine fair value for impairment testing from Coinmarketcap.com, which is not an exchange and would not be considered
 Matias Goldenhorn
Athena Bitcoin Global
February 14, 2024
Page 5
      a market in the context of ASC 820. Please tell us your consideration of basing your fair value measurements on quotations from the markets in which you normally transact and to which you have access. Refer to ASC 820-10-35-5A and 35-6A.
18. We acknowledge your response to prior comment 33. Given the volatility in the value of bitcoin, ethereum and other crypto assets held, please respond to the following:
          tell us how your impairment policy to test for impairment at the end of the month is appropriate under ASC 350-30-35-18 through 19;
          tell us your consideration of modifying your impairment policy to test more frequently for impairment in future periods to determine if the fair value of your crypto assets held decreases below the initial cost basis or the carrying value at any time during the assessed period; and
          if you have concluded that the potential impact of testing more frequently for impairment was not material in the periods presented in your financial statements, provide your materiality analysis demonstrating that the quantitative impact of an intra-period impairment analysis would not be material.

       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or David Lin at 202-551-3552 with any other questions.



                                                            Sincerely,
FirstName LastNameMatias Goldenhorn
                                                            Division of
Corporation Finance
Comapany NameAthena Bitcoin Global
                                                            Office of Crypto
Assets
February 14, 2024 Page 5
cc:       Iwona J. Alami, Esq.
FirstName LastName